UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35503 / March 17, 2025

In the Matter of

HARBOURVEST PRIVATE INVESTMENTS FUND
HARBOURVEST REGISTERED ADVISERS L.P.
One Financial Center
Boston, Massachusetts 02111

(812-15689)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT GRANTING AN
EXEMPTION FROM SECTION 23(a)(1) OF THE ACT

HarbourVest Private Investments Fund and HarbourVest Registered Advisers L.P., filed an
application on January 10, 2025, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") for an exemption from section 23(a)(1) of the Act to permit
certain registered closed-end management investment companies and business development
companies to pay advisory fees in shares of their common stock.

On February 6, 2025, a notice of filing of the application was issued (Investment Company Act
Release No. 35465). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. Due
to a clerical error, the notice was not published in the Federal Register and, therefore, on
February 21, 2025, the Commission published a new notice (Investment Company Act Release
No. 35465A) in the Federal Register. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 23(a)(1) of the Act, requested by HarbourVest Private Investments Fund and HarbourVest Registered Advisers L.P. (File No. 812-15689), is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.